August 31, 2006




Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Division of Corporate Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549

         RE: Hydrogen Engine Center, Inc.
             Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006
             Form 10-QSB for Fiscal Year Ended March 31, 2006
             Filed May 19, 2006
             File No. 000-50542

Dear Ms. Jenkins:

In connection with your review of the filings of Hydrogen Engine Center, Inc. (the "Company") listed above, we respectfully submit the following response to the comments included in your letter dated July 26, 2006.

We appreciate your agreement to extend the period of our response to August 31, 2006 and understand you will be reviewing our response and may have additional comments.

For ease of reference, we have repeated your comments below.

Form 10-KSB for the year ended December 31, 2005
------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Stock-Based Compensation, page 41
---------------------------------

1. It is unclear how you determined a single fair value amount of $1.61 for each option grant under the Black-Scholes option pricing model considering you issued 794,000 options with an exercise price of $1.00 in September 2005, and 60,000 options with an exercise price of $5.88 in December 2005. Please clarify and revise.


Response: Of the options granted in 2005, 474,000 were issued to employees ("ISOs") and 380,000 were issued to non-employees ("NSOs"), as noted in Note 12, page 47. The weighted-average fair value of stock options granted at December 31, 2005 considered only options granted to employees. 414,000 options granted in September 2005 were valued at $1.00 per option and the 60,000 options granted in December 2005 were valued at $5.85 per option, causing the weighted-average fair value of stock options granted at December 31, 2005 to be $1.61 per option. Only options granted to employees were disclosed in this footnote since stock-based compensation costs were recognized in the Company's financial statements for stock options granted to non-employees, see 3 below.

2. It appears from your disclosure on page 47 that 196,000 options vested immediately at the date of issuance and the fair value of these options under the Black-Scholes option pricing model is $1.61. It is unclear how you determined the pro-forma disclosure of compensation expense under SFAS 123 was only $185,802 considering the facts above. Please clarify and revise.

Response: Only 96,000 of employee options ("ISOs") vested immediately, as noted in Note 12, page 47. The other 100,000 vested options were granted to non-employees ("NSOs") and were recognized in expense in the Consolidated Statement of Operations during the year ended December 31, 2005.

         Therefore, the pro-forma expense was computed as follows:
                  ISOs immediately vested - 84,000 shares @ $1/share   $  84,000
                  ISOs immediately vested - 12,000 shares @ $5.85/share   70,200
                  ISOs vested from 9/2/05 to 12/31/05
                  ($1/share to $5.85/share)                               31,602
                                                                       ---------
                  Total pro-forma additional expense                   $ 185,802
                                                                       =========

Note 12 - Stock-Based Compensation, page 47
-------------------------------------------

3. Please disclose the number of options issued to non-employees and how the Company determined the fair value of these shares. Please refer to paragraph (8) of SFAS 123.

Response: There were 380,000 options granted to non-employees ("NSOs"), as noted in Note 12, page 47. The Company utilized the Black-Scholes option pricing formula for valuation of both NSOs and ISOs issued, using the same assumptions at the date of grant for both. The exercise prices for NSOs and ISOs were also the same based on the date of grant. In the Consolidated Financial Statements at December 31, 2005, the Company recognized options granted to non-employees as stock-based compensation.

Form 10-QSB for the period ended March 31, 2006
-----------------------------------------------

Consolidated Statement of Stockholders' Equity (Deficit), page 7
----------------------------------------------------------------

4. It appears that you have recorded an additional compensation expense of $579,197 related to "stock options since inception" during the three months ended March 31, 2006. Please note that compensation cost for outstanding options prior to the adoption of SFAS 123(R) shall be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under Statement 123. Any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts. Please refer to the guidance in paragraph (74) and
          (A240)(h) of SFAS 123(R).

Response: We agree with the Staff's comment and eliminated the deferred compensation (contra-equity accounts) against the additional paid-in capital in the 10-QSB for the period ended June 30, 2006. The stock options were not re-valued. The 10-QSB for the quarter ended March 31, 2006 should have had the same description and amounts, as noted in the June 30, 2006 10-QSB:

           Reclassification due to implementation of FASB 123R        $275,332

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Stock-Based Compensation, page 15
---------------------------------

5. It is unclear how you determined a single fair value amount of $5.24 for each option grant under the Black-Scholes option pricing model considering you issued 71,000 options with an exercise price of $5.38 and 50,000 options with an exercise price of $7.64. Please clarify and revise.

Response: The $5.24 for each option is a weighted-average, as noted on page 15, Stock-Based Compensation, and not a single fair value amount. The 71,000 options were valued at $4.46 per option and 50,000 options were valued at $6.35 per option, causing the weighted-average fair value of stock options granted during the three months ended March 31, 2006 to be $5.24 per option.

6. We note that you determined the volatility factor based on 365 day average of a representative sample of 8 comparable companies. Please provide a detailed discussion of how this is consistent with the guidance provided in paragraph (A32) of SFAS 123(R) considering the expected term of the options is 5.5 years and the contractual term of the options is 10 years.

Response: The Company is continuing to refine the method used to estimate volatility. The method currently used by the Company is defined in the 10-QSB for the period ended June 30, 2006, as follows: "based on the average reported volatility and vesting period of a representative sample of eight comparable companies in the alternative fuel technology and services niches with market capitalizations between $45 million and $1.5 billion ("Representative Sample"), in addition to the Company's actual history over an ten-month period."

7. Please provide the required disclosures under SFAS 148 for all income statement periods presented in the financial statements.

Response: No stock-based compensation was recorded at March 31, 2005 as no options had been granted as of that date. The amount of stock-based compensation expense for the three months ended March 31, 2006 is disclosed in Note 12, page 22 and would not have changed the pro-forma net loss due to the implementation of SFAS 123(R). For the period from Inception to March 31, 2006, we did not disclose earnings per share as they are not disclosed on the Statement of Operations for this period. For the period from Inception to March 31, 2006, we did disclose the net adjustment and pro-forma earnings. The following table would be the disclosure if the amounts were grossed up based on the reporting format used in the June 30, 2006 10-QSB:

                                                  Period from Inception
                                                    (May 19, 2003) to
                                                      March 31, 2006
                                                  ---------------------
Net loss, as reported                               $    (2,299,145)

Add: options and restricted stock-based
employee and non-employee compensation
expense included in reported net (loss)                     459,283

Deduct: options and restricted stock-based
employee and non-employee compensation
expense determined under fair value based
method                                                     (645,085)
                                                    ---------------

Pro forma net loss                                  $    (2,484,947)
                                                    ===============

Note 12 - Stock-Based Compensation, page 23
-------------------------------------------

8. Please provide the minimum required disclosures for all income statement periods presented as required by SFAS 123(R), particularly paragraphs (A240)(b2), (c), (d), (f) and (h).

Response:   Below  is  the  revised  footnote  to  include  the  above-mentioned disclosures for the March 31, 2006 10-QSB:

12. STOCK-BASED COMPENSATION

On September 1, 2005, the Company adopted an Incentive Compensation Plan for the purpose of encouraging key officers, directors, employees and consultants of the Company to remain with the Company and devote their best efforts to the business of the Company. Under the Company's Incentive Compensation Plan, incentive and nonqualified stock options may be granted to eligible participants. The purchase price of shares under each stock option award is recorded at the fair market value on the date the award is made. Incentive and nonqualified stock options are generally granted for a term of ten years. Incentive and nonqualified options granted under the Plan generally vest under one of two schedules. The options can vest as to 20% immediately and 20% each year thereafter, or they may be issued to vest as to 25% after the first year of service and 25% each year thereafter. Stock-option vesting is contingent upon employment with the Company at the vesting date. The Company also issues restricted stock under the Incentive Compensation Plan. Restricted stock awards made under this program generally vest as to 20% - 50% immediately and 20% - 50% each year thereafter. Restricted stock is also contingent upon employment with the Company at the vesting date. The aggregate number of shares reserved for employee stock options, non-employee stock options and restricted stock awards are 2,000,000. At March 31, 2006, there were 619,000 shares available for grant and 1,381,000 shares subject to grants under the plan. Of these shares, 426,000 were granted as restricted stock, 360,000 were granted as non-employee stock options and 595,000 were granted as employee stock options. The Company issues new shares to employees upon the exercise of an option from the shares reserved under the Incentive Compensation Plan.

The following table presents the weighted-average assumptions used to estimate the fair values of the stock options granted to employees and non-employees in the periods presented using the Black-Scholes option pricing formula:

                                                                   Period from
                                                                    Inception
                                               Three Months       (May 19, 2003)
                                                   Ended                to
                                              March 31, 2006      March 31, 2006
                                              --------------      --------------

Risk-free interest rate                        4.37% - 4.55%      3.81% - 4.55%
Expected volatility                                     112%       112% -  190%
Expected life (in years)                                 5.5         5.5 - 10.0
Dividend yield                                             -                  -
Weighted-average estimated fair value of
options granted during the period                     $ 5.24             $ 1.85
Range of fair value of options granted
during the period                              $4.48 - $6.38      $1.00 - $6.38

The Company did not have any stock-based compensation for the three months ended March 31, 2005.

The volatility calculation for the three months ended March 31, 2006 is based on the average reported volatility and vesting period of a representative sample of eight comparable companies in the alternative fuel technology and services niches with market capitalizations between $45 million and $1.5 billion ("Representative Sample"), in addition to the Company's actual history over an eight-month period. Because the Company has only a short trading history, the Company has been required to estimate the potential volatility of its common stock price. The Company has referred to the average reported volatility of the Representative Sample because management believes that the volatility of these companies, along with the Company's history, is a reasonable benchmark to use in estimating the expected volatility for the Company's common stock over the expected life of the option.

The following table summarizes the activity for outstanding employee and non-employee stock options for the three months ended March 31, 2006:


                                                                     Options Outstanding
                                         -------------------------------------------------------------------------

                                                                                     Weighted-
                                                                                      Average
                                                                Weighted-            Remaining
                                                                 Average            Contractual      Aggregate
                                              Number of          Exercise               Term      Intrinsic Value
                                               Shares             Price              (in years)         (1)
                                         -----------------  ------------------  ----------------  ----------------
Balance at December 31, 2005                   854,000         $   1.34
      Granted                                  121,000         $   6.32
      Exercised                                 (5,000)        $   1.00
      Canceled/forfeited/expired (2)           (20,000)        $   1.00
                                         -----------------  ------------------
Balance at March 31, 2006                      950,000         $   1.99                9.4          $ 4,997,000
                                         =================  ==================
   Vested and exercisable as
      of March 31, 2006                        221,000         $   1.57                9.4          $ 1,255,280
   Vested and expected to vest as
      of March 31, 2006                        916,256         $   1.99                9.4          $ 4,819,507

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of $7.25 of the Company's common stock on March 31, 2006.
(2) During the three months ending March 31, 2006, the Company discontinued services with non-employee consultants, resulting in forfeitures of stock awards totaling 20,000.

The Company received $5,000 from exercised employee stock options for the three months ended March 31, 2006. The aggregate intrinsic value of all options exercised during the three months ended March 31, 2006 was $30,000. The total grant date fair value of stock options vested during the three months ended March 31, 2006 was $83,800.

As of March 31, 2006, there was $1,214,642 of unrecognized compensation cost related to outstanding stock options, net of forecasted forfeitures. This amount is expected to be recognized over a weighted-average period of 3.0 years. To the extent the forfeiture rate is different than we have anticipated, stock-based compensation related to these awards will be different from our expectations.

The following table summarizes the activity for our unvested restricted stock for the three months ended March 31, 2006:

                                              Unvested Restricted Stock
                                                              Weighted-Average
                                          Number of              Grant-Date
                                            Shares               Fair Value
                                      ------------------      ----------------

Unvested at December 31, 2005              304,000                $1.00
          Vested                              --
                                        -----------

Unvested at March 31, 2006                 304,000                $1.00
                                        ===========

As of March 31, 2006, there was $253,832 of unrecognized compensation cost related to unvested restricted stock. This amount is expected to be recognized over a weighted-average period of 3.2 years. To the extent the actual forfeiture rate is different than we have anticipated, the amount of restricted stock shares expected to vest would be different from our expectations.

The following table summarizes additional information about stock options outstanding and exercisable as of March 31, 2006:



                            Options Outstanding                                 Options Exercisable
        -----------------------------------------------------------------  -------------------------------
                                       Weighted-
                                        Average          Weighted-                           Weighted-
                                       Remaining          Average                             Average
     Exercise          Options        Contractual        Exercise         Options            Exercise
      Price          Outstanding         Life              Price        Exercisable            Price
   -----------       -----------      -----------        ---------      -----------          ---------

      $1.00            769,000             9.4             $1.00          199,000             $1.00
      $5.38             71,000             9.8             $5.38             --               $5.38
      $5.88             60,000             9.7             $5.88           12,000             $5.88
      $7.65             50,000             9.9             $7.65           10,000             $7.65
                      ---------                                          ---------
                       950,000             9.5             $1.99          221,000             $1.57
                      =========                                          =========

In connection with our response, we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

     o SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (515) 295-3178 extension 110, if you have any further questions.

Sincerely,

/s/ Sandra M. Batt
------------------------
Sandra M. Batt
Chief Financial Officer